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Exhibit 99.1

news release

NORANDA'S CFO TO RETIRE BUT STAYING AS SPECIAL ADVISOR
Company Announces Successor

TORONTO, November 11, 2003 — Noranda Inc. today announced that Mr. Lars-Eric Johansson will be retiring from his position as the Company's Executive Vice-President and Chief Financial Officer, effective November 11, 2003. Mr. Johansson will continue his relationship with the Noranda group and will assist Falconbridge with the financing of the Koniambo nickel project located in New Caledonia.

Over the past 18 months, Mr. Johansson led Noranda's recapitalization program, which included raising over US$560 million of equity, US$350 million of term financing and US$90 million of asset sales. This program is now complete and has significantly enhanced Noranda's financial position.

Mr. Johansson has been involved in the Koniambo project since 1996 and will bring extensive project financing experience. Mr. Johansson will also be assisting the new Chief Financial Officer during the transition period.

"I would like to thank Lars-Eric for his contribution to the success of Falconbridge during his 14-year career and his support at Noranda during the last year and a half," said Derek Pannell, Noranda's President and Chief Executive Officer.

Replacing Mr. Johansson as Executive Vice-President and Chief Financial Officer will be Mr. Steven Douglas. Mr. Douglas until recently was Executive Vice President and Chief Financial Officer of real estate company Brookfield Properties Corporation, a position that he has held for more than six years. He also held various senior management positions at Brookfield for three years prior to being appointed Chief Financial Officer. Prior to joining Brookfield, Mr. Douglas was affiliated with Ernst and Young in Toronto. He is a Chartered Accountant and holds a Bachelor of Commerce degree from Laurentian University in Sudbury, Ontario. A native of Timmins, Ontario, Mr. Douglas comes from a mining background and briefly worked for Kidd Creek.

"We are pleased to welcome Steve Douglas at Noranda," added Pannell. President and Chief Executive Officer of Noranda. "Not only did Steve work extensively on audits at our affiliate Falconbridge Limited during his tenure at Ernst and Young, acquiring important mining industry understanding, but during the last few years, he was also one of the key players in the successful financial and operational restructuring of Brookfield, whose market capitalization went from US$400 million to US$4 billion in less than eight years."

Noranda Inc. is a leading international mining and metals company with more than 49 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 15,000 people. It is listed on The Toronto Stock Exchange and The New York Stock Exchange (NRD).

Contact:
Denis Couture
Vice-President, Communications and Public Affairs
(416) 982-7020
denis.couture@toronto.norfalc.com
www. noranda.com

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